UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________

FORM 6-K
_________________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
_________________________

Date of Report: February 8, 2019

Commission file number 1- 33198
_________________________

TEEKAY OFFSHORE PARTNERS L.P.
(Exact name of Registrant as specified in its charter)
_________________________

4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda
(Address of principal executive office)
_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40- F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☒

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit 1 is a copy of an announcement of Teekay Offshore Partners L.P. dated February 8, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY OFFSHORE PARTNERS L.P.

	By:	Teekay Offshore GP L.L.C., its general partner

Date: February 8, 2019	By:	/s/ Edith Robinson
Edith Robinson Secretary

TEEKAY OFFSHORE PARTNERS REPORTS
FOURTH QUARTER AND ANNUAL 2018 RESULTS
Highlights

•	GAAP net income of $67.8 million, or $0.14 per common unit, in the fourth quarter 2018

•
Adjusted net income attributable to the partners and preferred unitholders(1) of $130.5 million, or $0.30 per common unit, (excluding items listed in Appendix B to this release) in the fourth quarter 2018

•	Adjusted EBITDA(1) of $289.5 million in the fourth quarter 2018

•
In October 2018, entered into settlement agreements with Petrobras, including a positive settlement relating to previously-terminated charter contracts for the HiLoad DP unit and Arendal Spirit UMS for a total of $96 million (refer to "Summary of Recent Events")

•	In late-January 2019, entered into a contract extension for the Piranema Spirit FPSO unit with Petrobras commencing in February 2019 (refer to "Summary of Recent Events")
Hamilton, Bermuda, February 8, 2019 - Teekay Offshore GP LLC (TOO GP), the general partner of Teekay Offshore Partners L.P. (Teekay Offshore or the Partnership) (NYSE:TOO), today reported the Partnership’s results for the quarter and year ended December 31, 2018.
Consolidated Financial Summary

	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
(in thousands of U.S. Dollars, except per unit data)	2018	2018	2017	2018	2017
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
GAAP FINANCIAL COMPARISON
Revenues	445,213	327,658	295,728	1,416,424	1,110,284
Income (loss) from vessel operations	162,545	61,713	51,026	111,737	(116,005)
Net income (loss)	67,842	(39,355)	16,037	(123,945)	(299,442)
Limited partners' interest in net income (loss) per common unit	0.14	(0.11)	0.02	(0.36)	(1.45)

NON-GAAP FINANCIAL COMPARISON
Adjusted EBITDA (1)	289,548	172,328	142,651	782,521	522,394
Adjusted net income attributable to the partners and preferred unitholders (1)	130,463	11,560	11,329	149,587	31,089
Limited partners' interest in adjusted net income (loss) per common unit (1)	0.30	0.01	0.01	0.29	0.04

(1)
These are non-GAAP financial measures. Please refer to "Definitions and Non-GAAP Financial Measures" and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under United States generally accepted accounting principles (GAAP).

In the fourth quarter of 2018, the Partnership made certain changes to its non-GAAP financial measures to more closely align with internal management reporting, annual reporting with the U.S. Securities and Exchange Commission (SEC) under Form 20-F and metrics used by its controlling unitholder. Cash Flow from Vessel Operations (CFVO) from Consolidated Vessels and Total CFVO are replaced with Consolidated Adjusted EBITDA and Adjusted EBITDA, respectively, using modified definitions. Adjusted Net Income Attributable to the Partners and Preferred Unitholders (Adjusted Net Income) is now reported with a modified definition. Distributable Cash Flow is no longer reported. Please refer to (a) "Definitions and Non-GAAP Financial Measures" in this release for definitions of these non-GAAP financial measures and information about the changes made and (b) Appendix E for reconciliations of Total CFVO to Adjusted EBITDA and of Adjusted Net Income as previously reported to the new definition.

Teekay Offshore Partners L.P. Investor Relations Tel: +1 604 844-6654 www.teekayoffshore.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Fourth Quarter of 2018 Compared to Third Quarter of 2018
GAAP net income increased by $107 million, to net income of $68 million for the fourth quarter of 2018 compared to a net loss of $39 million for the third quarter of 2018, primarily as a result of: $91 million of revenue related to the positive settlement with Petróleo Brasileiro S.A. and certain of its subsidiaries (together Petrobras) recorded during the fourth quarter of 2018; $14 million due to the amortization of non-cash deferred revenue relating to the Piranema Spirit FPSO unit which increased from $7 million to $21 million; an $8 million decrease in deferred income tax expense; $6 million of higher earnings in the Shuttle Tanker segment due to an increase in CoA days and higher rates during the fourth quarter of 2018; and $5 million of higher earnings in the FSO segment primarily due to amended contract terms, lower off-hire and timing of expenses relating to the Randgrid FSO unit in the fourth quarter of 2018; partially offset by a $19 million write-down of the HiLoad DP unit, to $nil, in the fourth quarter of 2018. Non-GAAP adjusted net income increased by $119 million for the fourth quarter of 2018 compared to the third quarter of 2018.

Fourth Quarter of 2018 Compared to Fourth Quarter of 2017
GAAP net income increased by $52 million, from $16 million to $68 million, for the fourth quarter of 2018 compared to the same quarter of the prior year, primarily as a result of: $91 million of revenue related to the above-mentioned settlement with Petrobras; $24 million of higher earnings in the FPSO segment (including equity-accounted vessels) primarily due to the start-up of the Petrojarl I and Libra FPSO units in May 2018 and November 2017, respectively; $18 million due to the amortization of non-cash deferred revenue relating to the Piranema Spirit FPSO unit which increased from $3 million to $21 million, partially offset by lower charter rates from the Voyageur Spirit and Petrojarl Cidade de Rio das Ostras (or Rio das Ostras) FPSO unit contract extensions; and $21 million of higher earnings in the Shuttle Tanker segment primarily due to an increase in contract of affreightment (CoA) days and higher rates during the fourth quarter of 2018. This is partially offset by: a $60 million increase of unrealized non-cash losses on the Partnership's interest rate swaps (including interest rate swaps within the FPSO equity-accounted joint ventures); a $19 million write-down of the HiLoad DP unit, to $nil, in the fourth quarter of 2018; and $8 million of higher interest expense and realized losses on derivatives primarily due to vessel deliveries during 2018 and higher average interest rates. Non-GAAP adjusted net income increased by $119 million for the fourth quarter of 2018 compared to the fourth quarter of 2017.

Please refer to the section later in this earnings release titled “Operating Results” for additional information of variances by segment and Appendix B for a reconciliation between GAAP net income and non-GAAP adjusted net income.

Fiscal Year 2018 Compared to Fiscal Year 2017
GAAP net loss decreased by $175 million, to $124 million for fiscal year 2018 compared to $299 million for the prior year, primarily as a result of: $95 million of lower write-downs on vessels in 2018; $91 million of revenue related to the settlement with Petrobras; $31 million of higher earnings in the FPSO segment (including equity-accounted vessels) primarily due to the start-up of the Petrojarl I and Libra FPSO units; $30 million of improved earnings in the UMS segment due to the Arendal Spirit charter contract termination in April 2017 and the subsequent lay-up of the unit during the fourth quarter of 2017 as well as the recognition of the remaining deferred mobilization costs relating to the charter contract during 2017; and $27 million of higher earnings in the FSO segment primarily due to the start-up of the Randgrid FSO unit; partially offset by $55 million of losses on debt repurchases in 2018; $20 million due to a partial reversal of a previously accrued contingent liability associated with the estimated damages from the cancellation of the UMS construction contracts in 2017; a $20 million increase in deferred income tax expense; and $7 million of higher interest expense, net of lower realized loss on derivatives, due to vessel deliveries and higher average interest rates. Non-GAAP adjusted net income increased by $118 million in fiscal year 2018 compared to fiscal year 2017.

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CEO Commentary

“Our non-GAAP Adjusted EBITDA was significantly higher for both the fourth quarter and full year 2018 compared to 2017. The recognition of $91 million of revenue related to the Petrobras settlement, higher rates and utilization in our shuttle segment, and new cash flow from our recent growth projects, including Libra FPSO unit, Petrojarl I FPSO unit, three shuttle tankers and the Randgrid FSO unit, were the most important drivers for the solid results. For the Voyageur and Ostras FPSOs we had lower revenues in 2018 compared to the previous year as a result of short term contract extensions,” commented Ingvild Sæther, President and CEO of Teekay Offshore Group Ltd.

“Since reporting third quarter earnings in November, we have continued to focus on securing charter contract extensions and new contracts on existing assets. We recently entered into a new contract extension with Petrobras for up to three years for the Piranema Spirit FPSO, which extends the production on the existing Brazilian field. During the fourth quarter, we also secured several new contracts of affreightment in our North Sea shuttle tanker fleet at attractive rates and a further contract extension on the Ostras FPSO to mid-March 2019. In addition, we continue to monitor and work with Alpha Petroleum in their efforts to lift the remaining conditions precedent to effect the new charter contract for the redeployment of the Petrojarl Varg FPSO, including their project financing initiatives, which have not yet been finalized.”

Ms. Sæther added, "Looking ahead, the construction of our six shuttle tanker newbuildings by Samsung Heavy Industries Co. Ltd., delivering in late-2019 through early-2021, is proceeding on schedule and on budget, and we are also making good progress on securing long-term financing for these vessels, which we expect to conclude by early second quarter of 2019."

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Summary of Recent Events
FPSO Unit Contract Extension and Redeployment
In January 2019, the Partnership secured a contract extension with Petrobras to extend the employment of the Piranema Spirit FPSO unit on the Brazilian field. The contract extension commenced in February 2019 for a period of three years but includes customer termination rights with 10 months' advance notice.

In October 2018, the Partnership entered into a conditional agreement with Alpha Petroleum Resources Limited (Alpha) for the Petrojarl Varg FPSO unit for Alpha's development of the Cheviot field on the UK continental shelf. The FPSO contract is for a seven-year fixed term from first oil, which was originally targeted for the second quarter of 2021 and is now delayed, after completion of a life extension and upgrade phase for the FPSO unit taking place at Sembcorp Marine’s shipyard in Singapore. It is intended that the Petrojarl Varg FPSO unit would be used for the entire expected life of the Cheviot field.

The effectiveness of the agreement with Alpha remains subject to satisfaction of a number of conditions precedent, including (i) initial funding from Alpha to cover the life extension and upgrade costs for the Petrojarl Varg FPSO unit, which is conditional on Alpha finalizing its project financing, and (ii) approval by relevant governmental authorities of Alpha’s final field development plan for the Cheviot field. We understand that Alpha continues to seek required funding for the project, the commencement of which will be delayed pending satisfaction of the conditions precedent. There is no assurance that the conditions will be satisfied.

Settlement Agreements with Petrobras
In October 2018, the Partnership entered into a settlement agreement with Petrobras with respect to various disputes relating to the previously-terminated charter contracts of the HiLoad DP unit and Arendal Spirit unit for maintenance and safety (UMS). As part of the settlement agreement, Petrobras agreed to pay a total amount of $96 million to Teekay Offshore, $55 million of which was received in the fourth quarter of 2018. The remaining $41 million is to be paid in two separate instalments of $22 million and $19 million by the end of 2020 and 2021, respectively, subject to certain potential offsets described below.

If in the ordinary course of business and prior to the end of 2021, new charter contracts are entered into with Petrobras in respect of the Arendal Spirit UMS, Rio das Ostras FPSO unit and Piranema Spirit FPSO unit, the deferred $41 million will partly be reduced by revenue actually received from such new contracts in this period (Offset Amounts). The recent three-year contract extension with Petrobras for the Piranema Spirit FPSO unit mentioned above is not expected to result in Offset Amounts being generated.

Teekay Offshore recognized the above-mentioned settlement in the fourth quarter of 2018, which increased Teekay Offshore’s revenues by approximately $91 million, which represents the present value of the future expected settlement amounts.

In addition, in October 2018, Teekay Offshore, through separate subsidiaries, entered into a further settlement agreement with Petrobras with regards to a dispute relating to the charter of the Piranema Spirit FPSO unit. Pursuant to the settlement agreement, Teekay Offshore has agreed to a reduction in the charter rate for the FPSO unit totaling approximately $11 million, which was credited to Petrobras in the fourth quarter of 2018. This amount was accrued in Teekay Offshore's financial statements in prior periods, primarily in 2016 and 2017.

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Operating Results
The following table highlights certain financial information for Teekay Offshore’s six segments (please refer to the “Teekay Offshore’s Fleet” section of this release below and Appendix C for further details).

	Three Months Ended
	December 31, 2018
(in thousands of U.S. Dollars)	(unaudited)
	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	Conventional Tanker Segment	Corporate / Eliminations	Total
GAAP FINANCIAL COMPARISON
Revenues	143,651	206,212	36,734	36,536	15,252	6,828	—	445,213
Income (loss) from vessel operations	46,498	74,703	15,214	33,359	(6,349)	(880)	—	162,545
NON-GAAP FINANCIAL COMPARISON
Consolidated Adjusted EBITDA (i)	83,273	128,144	25,636	35,011	(1,202)	(880)	(1,470)	268,512
Adjusted EBITDA (i)	108,543	124,038	25,508	35,011	(1,202)	(880)	(1,470)	289,548

	Three Months Ended
	December 31, 2017
(in thousands of U.S. Dollars)	(unaudited)
	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	Conventional Tanker Segment	Corporate / Eliminations(ii)	Total
GAAP FINANCIAL COMPARISON
Revenues	118,675	132,106	34,409	321	12,212	3,540	(5,535)	295,728
Income (loss) from vessel operations	39,304	13,582	12,119	(7,822)	(5,114)	(774)	(269)	51,026
NON-GAAP FINANCIAL COMPARISON
Consolidated Adjusted EBITDA (i)	73,368	47,761	23,405	(6,163)	(1,061)	(774)	260	136,796
Adjusted EBITDA (i)	83,992	43,210	23,187	(6,163)	(1,061)	(774)	260	142,651

(i)
Consolidated Adjusted EBITDA represents net income (loss) before interest, taxes, and depreciation and amortization, each on a consolidated basis, and is adjusted to exclude certain items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance. Consolidated Adjusted EBITDA also excludes realized gains or losses on interest rates swaps and equity income, each on a consolidated basis.

Adjusted EBITDA represents Consolidated Adjusted EBITDA further adjusted to include the Partnership's proportionate share of consolidated adjusted EBITDA from its equity-accounted joint ventures and to exclude the non-controlling interests' proportionate share of the consolidated adjusted EBITDA from the Partnership's consolidated joint ventures.

Consolidated Adjusted EBITDA and Adjusted EBITDA are non-GAAP financial measures. Please refer to “Definitions and Non-GAAP Financial Measures” and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under GAAP.

(ii)	Includes revenues and expenses earned and incurred between segments of Teekay Offshore during the three months ended December 31, 2017.

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FPSO Segment
Income from vessel operations increased by $7 million for the fourth quarter of 2018, compared to the same quarter of the prior year, primarily due to $18 million from the accelerated amortization of non-cash deferred revenue relating to the Piranema Spirit FPSO unit and $8 million from the commencement of operations of the Petrojarl I in May 2018, partially offset by a decrease of $20 million due to lower charter rates from the Voyageur Spirit and Rio das Ostras FPSO unit contract extensions.

Adjusted EBITDA (including equity-accounted vessels) increased by $25 million for the three months ended December 31, 2018 compared to the same quarter of the prior year, primarily due to variances noted above plus the commencement of operations of the Pioneiro de Libra FPSO unit in November 2017.

Shuttle Tanker Segment
Income from vessel operations increased by $61 million for the fourth quarter of 2018, compared to the same quarter of the prior year, primarily due to $55 million of revenue related to the positive settlement with Petrobras, $10 million from the Nordic Brasilia and Nordic Rio operating in the conventional tanker market after redelivery and repairs and maintenance in the fourth quarter of 2017, $8 million due to more CoA days and higher rates during the fourth quarter of 2018 and $5 million from the redelivery of an in-chartered vessel in January 2018. This is partially offset by a $19 million write-down of the HiLoad DP unit, to $nil, in the fourth quarter of 2018 and a $4 million increase in depreciation expense resulting from a change in the estimated useful life of shuttle tankers from 25 years to 20 years, effective January 1, 2018.
Adjusted EBITDA increased by $81 million for the fourth quarter of 2018, compared to the same quarter of the prior year, primarily due to variances noted above, excluding the impact of the write-down of the HiLoad DP unit and the increase in depreciation expense.
FSO Segment
Income from vessel operations and Adjusted EBITDA increased by $3 million and $2 million, respectively, for the fourth quarter of 2018, compared to the same quarter of the prior year, primarily due to amended contract terms, including a retrospective adjustment, lower off-hire and the timing of expenses related to the Randgrid FSO unit in the fourth quarter of 2018.

UMS Segment
Income from vessel operations and Adjusted EBITDA both increased by $41 million for the fourth quarter of 2018, compared to the same quarter of the prior year, mainly due to $37 million of revenue related to the positive settlement with Petrobras and $4 million of lower operating expenses due to costs incurred related to the transit of the Arendal Spirit UMS to its lay-up location during the fourth quarter of 2017.

Towage Segment
Loss from vessel operations and Adjusted EBITDA, both of $(1) million, are consistent for the fourth quarter of 2018 compared to the same quarter of the prior year.

Conventional Tanker Segment
Loss from vessel operations and Adjusted EBITDA, both of $(1) million, are consistent for the fourth quarter of 2018 compared to the same quarter of the prior year. The time-charter-in contracts for these two remaining conventional tankers are scheduled to expire in March 2019, at which point they will be returned to their owners and the Partnership will no longer have activity in the conventional tanker segment.

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Teekay Offshore’s Fleet
The following table summarizes Teekay Offshore’s fleet as of February 8, 2019. In comparison to the previously-reported fleet table in the release for the third quarter of 2018, Teekay Offshore's owned Shuttle Tanker fleet decreased by one vessel due to the sale of the Navion Scandia in November 2018.

	Number of Vessels
	Owned Vessels		Chartered-in Vessels	Committed Newbuildings		Total
FPSO Segment	8	(i)	—	—		8
Shuttle Tanker Segment	27	(ii)	2	6	(iii)	35
FSO Segment	6		—	—		6
UMS Segment	1		—	—		1
Towage Segment	10		—	—		10
Conventional Segment	—		2	—		2
Total	52		4	6		62

(i)	Includes two FPSO units, the Cidade de Itajai and Pioneiro de Libra, in which Teekay Offshore’s ownership interest is 50 percent.

(ii)	Includes four shuttle tankers in which Teekay Offshore’s ownership interest is 50 percent and one HiLoad DP unit.

(iii)
Includes six DP2 shuttle tanker newbuildings scheduled for delivery in late-2019 through early-2021, two of which will operate under Teekay Offshore's master agreement with Equinor and four of which will join Teekay Offshore's CoA portfolio in the North Sea.

Liquidity Update

As of December 31, 2018, the Partnership had total liquidity of $225.0 million, an increase of $25.2 million compared to September 30, 2018.

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Conference Call

The Partnership plans to host a conference call on Friday, February 8, 2019 at 12:00 p.m. (ET) to discuss the results for the fourth quarter and fiscal year of 2018. All unitholders and interested parties are invited to listen to the live conference call by choosing from the following options:

•	By dialing 1-800-458-4148 or +1 (647) 484-0477, if outside North America, and quoting conference ID code 3648822

•	By accessing the webcast, which will be available on Teekay Offshore's website at www.teekay.com (the archive will remain on the website for a period of one year).

An accompanying Fourth Quarter 2018 Earnings Presentation will also be available at www.teekay.com in advance of the conference call start time.

About Teekay Offshore Partners L.P.

Teekay Offshore Partners L.P. is a leading international midstream services provider to the offshore oil production industry, primarily focused on the ownership and operation of critical infrastructure assets in offshore oil regions of the North Sea, Brazil and the East Coast of Canada. Teekay Offshore has consolidated assets of approximately $5.3 billion, comprised of 62 offshore assets, including floating production, storage and offloading (FPSO) units, shuttle tankers (including six newbuildings), floating storage and offtake (FSO) units, long-distance towing and offshore installation vessels, a unit for maintenance and safety (UMS) and conventional tankers. The majority of Teekay Offshore’s fleet is employed on medium-term, stable contracts. Brookfield Business Partners L.P. (NYSE:BBU)(TSX:BBU.UN), together with its institutional partners (collectively Brookfield), and Teekay Corporation (NYSE:TK) own 51 percent and 49 percent, respectively, of Teekay Offshore’s general partner.

Teekay Offshore's common units and preferred units trade on the New York Stock Exchange under the symbols "TOO", "TOO PR A", "TOO PR B" and "TOO PR E", respectively.

For Investor Relations enquiries contact:

Ryan Hamilton
Tel: +1 (604) 609-2963
Website: www.teekay.com

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Definitions and Non-GAAP Financial Measures

This release includes various financial measures that are non-GAAP financial measures as defined under the rules of the U.S. Securities and Exchange Commission (SEC). These non-GAAP financial measures, which commencing in the fourth quarter of 2018, include Consolidated Adjusted EBITDA, Adjusted EBITDA and Adjusted Net Income, are intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP. In addition, these measures do not have standardized meanings, and may not be comparable to similar measures presented by other companies. These non-GAAP measures are used by management, and the Partnership believes that these supplementary metrics assist investors and other users of its financial reports in comparing financial and operating performance of the Partnership across reporting periods and with other companies.

In prior periods, the Partnership reported Cash Flow from Vessel Operations (CFVO), Adjusted Net Income and Distributable Cash Flow as non-GAAP measures. In the fourth quarter of 2018, the Partnership made certain changes to these measures and their definitions to more closely align with internal management reporting, annual reporting with the SEC under Form 20-F and metrics used by its controlling unitholder. CFVO from Consolidated Vessels and Total CFVO are replaced with Consolidated Adjusted EBITDA and Adjusted EBITDA, respectively, using modified definitions. Adjusted Net Income is now reported with a modified definition. Distributable Cash Flow is no longer reported.

Non-GAAP Financial Measures

Consolidated Adjusted EBITDA represents net income (loss) before interest, taxes, and depreciation and amortization and is adjusted to exclude certain items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance. Such adjustments include vessel write-downs, gains or losses on the sale of vessels, unrealized gains or losses on derivative instruments, foreign exchange gains or losses, losses on debt repurchases, and certain other income or expenses. Consolidated Adjusted EBITDA also excludes realized gains or losses on interest rate swaps as management, in assessing the Partnership's performance, views these gains or losses as an element of interest expense and realized gains or losses on derivative instruments resulting from amendments or terminations of the underlying instruments. Consolidated Adjusted EBITDA also excludes equity income as the Partnership does not control its equity-accounted investments, and as a result, the Partnership does not have the unilateral ability to determine whether the cash generated by its equity-accounted investments is retained within the entity in which the Partnership holds the equity-accounted investment or distributed to the Partnership and other owners. In addition, the Partnership does not control the timing of any such distributions to the Partnership and other owners.

Adjusted EBITDA represents Consolidated Adjusted EBITDA further adjusted to include the Partnership's proportionate share of consolidated adjusted EBITDA from its equity-accounted joint ventures and to exclude the non-controlling interests' proportionate share of the consolidated adjusted EBITDA from the Partnership's consolidated joint ventures. Readers are cautioned when using Adjusted EBITDA as a liquidity measure as the amount contributed from Adjusted EBITDA from the equity-accounted investments may not be available or distributed to the Partnership in the periods such Adjusted EBITDA is generated by the equity-accounted investments. Please refer to Appendices A and D of this release for reconciliations of Adjusted EBITDA to net income (loss) and equity income, respectively, the most directly comparable GAAP measures reflected in the Partnership’s consolidated financial statements. Appendix E also includes supplementary information to reconcile total CFVO, the non-GAAP financial measure used in prior periods, to Adjusted EBITDA.

Adjusted Net Income represents net income (loss) adjusted to exclude the impact of certain items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance consistent with the calculation of Adjusted EBITDA. Adjusted Net Income includes realized gains or losses on derivative instruments as an element of interest expense and excludes income tax expenses or recoveries from changes in valuation allowance or uncertain tax provisions. Please refer to Appendix B of this release for a reconciliation of this non-GAAP financial measure to net income (loss), the most directly comparable GAAP measure reflected in the Partnership’s consolidated financial statements. Appendix E also includes supplementary information to reconcile Adjusted Net Income to amounts reported previously.

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Teekay Offshore Partners L.P.
Summary Consolidated Statements of Income (Loss)

	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
(in thousands of U.S. Dollars, except per unit data)	2018	2018	2017	2018	2017
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues (1)	445,213	327,658	295,728	1,416,424	1,110,284

Voyage expenses (1)	(39,402)	(40,914)	(29,005)	(151,808)	(99,444)
Vessel operating expenses (1)	(108,592)	(103,399)	(98,100)	(437,671)	(353,564)
Time-charter hire expenses	(13,281)	(13,144)	(18,375)	(52,616)	(80,315)
Depreciation and amortization (1)(2)	(91,023)	(91,523)	(85,658)	(372,290)	(309,975)
General and administrative	(14,335)	(15,416)	(14,383)	(65,427)	(62,249)
(Write-down) and gain on sale of vessels (3)	(16,414)	350	148	(223,355)	(318,078)
Restructuring recovery (charge)	379	(1,899)	671	(1,520)	(2,664)
Income (loss) from vessel operations	162,545	61,713	51,026	111,737	(116,005)

Interest expense	(53,424)	(54,736)	(43,365)	(199,395)	(154,890)
Interest income	1,215	991	1,245	3,598	2,707
Realized and unrealized (loss) gain
on derivative instruments (4)	(40,465)	9,381	4,708	12,808	(42,853)
Equity income (1)	5,237	11,877	2,126	39,458	14,442
Foreign currency exchange loss (5)	(3,344)	(266)	(693)	(9,413)	(14,006)
Losses on debt repurchases (6)	—	(55,479)	(3,102)	(55,479)	(3,102)
Other (expense) income - net	(40)	(699)	(95)	(4,602)	14,167
Income (loss) before income tax expense	71,724	(27,218)	11,850	(101,288)	(299,540)
Income tax (expense) recovery	(3,882)	(12,137)	4,187	(22,657)	98
Net income (loss)	67,842	(39,355)	16,037	(123,945)	(299,442)

Non-controlling interests in net income (loss)	1,476	(785)	638	(7,161)	3,764
Preferred unitholders' interest in net income (loss)	8,038	8,038	5,376	31,485	42,065
General partner’s interest in net income (loss)	443	(354)	76	(1,128)	(5,770)
Limited partners’ interest in net income (loss)	57,885	(46,254)	9,947	(147,141)	(339,501)
Limited partner's interest in net income (loss) for
basic income (loss) per unit	57,885	(46,254)	9,943	(147,141)	(320,749)
Limited partner's interest in net income (loss) for
per common unit
- basic	0.14	(0.11)	0.02	(0.36)	(1.45)
- diluted	0.12	(0.11)	0.02	(0.36)	(1.46)
Weighted-average number of common units:
- basic	410,314,977	410,314,977	410,045,210	410,261,239	220,755,937
- diluted	475,565,613	410,314,977	475,360,951	410,261,239	229,940,120
Total number of common units outstanding
at end of period	410,314,977	410,314,977	410,045,210	410,314,977	410,045,210

(1)
Effective January 1, 2018, the Partnership adopted Accounting Standards Update 2014-09, Revenue from Contracts with Customers, which resulted in increasing revenues by $17.6 million and $65.5 million for the three months and year ended December 31, 2018, respectively, increasing voyage expenses by $2.2 million and $11.3 million for the three months and year ended December 31, 2018, respectively, increasing vessel operating expenses by $15.5 million and $52.1 million for the three months and year ended December 31, 2018, respectively, decreasing depreciation and amortization by $nil and $1.1 million for the three months and year ended December 31, 2018, respectively, and decreasing equity income by $0.1 million and $0.6 million for the three months and year ended December 31, 2018, respectively.

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Includes revenues of $91.5 million related to the October 2018 settlement agreement with Petrobras in relation to the previously-terminated charter contracts of the HiLoad DP unit and Arendal Spirit UMS. As part of the settlement agreement, Petrobras has agreed to pay a total amount of $96.0 million to the Partnership, which includes $55.0 million that was paid November 2018, and amounts of $22.0 million payable in late-2020 and $19.0 million payable in late-2021, which are available to be reduced by 40% of the revenues paid prior to the end of 2021 by Petrobras under certain new contracts entered into subsequent to October 25, 2018 relating specifically to the Arendal Spirit UMS and the Rio das Ostras and Piranema Spirit FPSO units.

(2)
The Partnership's shuttle tankers are comprised of two components: i) a conventional tanker (the “tanker component”) and ii) specialized shuttle equipment (the “shuttle component”). The Partnership differentiated these two components on the principle that a shuttle tanker can also operate as a conventional tanker without the use of the shuttle component. The economics of this alternate use depend on the supply and demand fundamentals in the two segments. Historically, the Partnership has assessed the useful life of the tanker component as being 25 years and the shuttle component as being 20 years. During the three months ended March 31, 2018, the Partnership considered challenges associated with shuttle tankers that have approached 20 years of age in recent years and has reassessed the useful life of the tanker component to be 20 years. This change in estimate, commencing January 1, 2018, impacted 21 vessels in the Partnership's shuttle tanker fleet. The effect of this change in estimate was an increase in depreciation and amortization expense and a decrease in net income by $3.8 million and $15.7 million for the three months and year ended December 31, 2018, respectively.

(3)
During the three months ended December 31, 2018, the Partnership incurred a write-down of $19.2 million related to the HiLoad DP unit, to $nil, as a result of a reduction in the expected future cash flows of the unit as a result of the settlement with Petrobras during the fourth quarter of 2018 and a change in the operating plan for the unit. In November 2018, the Partnership sold a 1998-built shuttle tanker, the Navion Scandia, for net proceeds of $10.8 million, and recorded a gain on sale of $2.8 million in the Partnership's shuttle tanker segment.

During the three months ended September 30, 2018, the Partnership sold a 2001-built shuttle tanker, the Stena Spirit (which the Partnership owned through a 50 percent-owned subsidiary), for net proceeds of $8.8 million, and recorded a gain on sale of $0.4 million in the Partnership's shuttle tanker segment.
During the three months ended June 30, 2018, the Partnership incurred a write-down of $181.4 million, mainly related to the Piranema Spirit and Rio das Ostras FPSO units as a result of a reassessment of the future redeployment assumptions for both units. In June 2018, the Partnership sold a 1998-built shuttle tanker, the Navion Britannia, for net proceeds of $10.4 million, and recorded a gain on sale of $2.6 million in the Partnership's shuttle tanker segment.
During the three months ended March 31, 2018, the Partnership incurred a write-down of $28.5 million related to two older shuttle tankers ($14.2 million which related to one shuttle tanker the Partnership owned through a 50 percent-owned subsidiary), due to the expected redelivery of these vessels from their charterer after completing their bareboat charter contracts in April 2018 and the resulting change in the expectations for the future employment opportunities for the vessels.
During the year ended December 31, 2017, the Partnership incurred a $318.1 million write-down related to the Petrojarl I FPSO unit due to increased costs and time associated with upgrade work on the unit, the Rio das Ostras FPSO unit due to the expected expiration of its charter in early-2018, three DP1 shuttle tankers as a result of a change in operational plans for the vessels, and the HiLoad DP unit due to a change in expectations for the future opportunities of the unit.

(4)
Realized (loss) gain on derivative instruments relates to amounts the Partnership actually paid to settle derivative instruments, and the unrealized (loss) gain on derivative instruments relates to the change in fair value of such derivative instruments, as detailed in the table below:

	Three Months Ended			Year Ended
(in thousands of U.S. Dollars)	December 31,	September 30,	December 31,	December 31,	December 31,
	2018	2018	2017	2018	2017
Realized (loss) gain relating to:
Interest rate swaps	(4,276)	(10,749)	(8,360)	(38,011)	(78,296)
Foreign currency forward contracts	(1,470)	(747)	260	(1,228)	900
	(5,746)	(11,496)	(8,100)	(39,239)	(77,396)

Unrealized (loss) gain relating to:
Interest rate swaps	(31,637)	20,083	14,017	56,420	33,114
Foreign currency forward contracts	(3,082)	794	(1,209)	(4,373)	1,429
	(34,719)	20,877	12,808	52,047	34,543
Total realized and unrealized (loss) gain on
derivative instruments	(40,465)	9,381	4,708	12,808	(42,853)

(5)
The Partnership entered into cross-currency swaps to economically hedge the foreign currency exposure on the payment of interest and repayment of principal amounts of the Partnership’s Norwegian Kroner (NOK) bonds. In addition, the cross-currency swaps economically hedge the interest rate exposure on the NOK bonds. The Partnership has not designated, for accounting purposes, these cross-currency swaps as cash flow hedges of its NOK bonds and, thus, foreign currency exchange gain (loss) includes a realized loss relating to the amounts the Partnership paid to settle its non-designated cross-currency swaps and an unrealized gain (loss) relating to the change in fair value of such swaps, partially offset by the realized gain on repurchases of the NOK bonds and unrealized (loss) gain on the revaluation of the NOK bonds, as detailed in the table below. In July 2018, the Partnership used a portion of the net proceeds from the issuance of its $700 million 8.5% senior unsecured notes maturing in 2023 to repurchase approximately NOK 914 million of the NOK 1,000 million aggregate principal of its NOK bonds and terminated NOK 905 million of the associated NOK 1,000 million aggregate notional amount of the cross-currency swaps, resulting in a cash settlement in favor of the counterparty of $36.5 million on the cross-currency swap termination.

In September 2017, the Partnership terminated NOK 712 million of the associated NOK 1,220 million aggregate notional amount of cross-currency swaps, resulting in a cash settlement in favor of the counterparty of $40.2 million on the cross-currency swap termination. The termination of the cross-currency swaps was in connection with the repurchase of NOK 712 million bonds maturing in late 2018 in exchange for a U.S. Dollar senior unsecured bond in the Norwegian bond market that matures in August 2022. In November 2017, the Partnership repurchased the remaining NOK 508 million of the NOK 1,220 million aggregate principal of its NOK bonds and terminated NOK 508 million of the associated notional amount of the cross-currency swaps, resulting in a cash settlement in favor of the counterparty of $33.3 million on the cross-currency swap termination.

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	Three Months Ended			Year Ended
(in thousands of U.S. Dollars)	December 31,	September 30,	December 31,	December 31,	December 31,
	2018	2018	2017	2018	2017
Realized loss on cross-currency swaps	(143)	(36,768)	(34,704)	(39,647)	(84,205)
Unrealized (loss) gain on cross-currency swaps	(624)	37,367	24,936	38,648	91,914
Realized gain on revaluation of NOK bonds	—	34,993	67,654	34,993	67,654
Unrealized gain (loss) on revaluation of NOK bonds	594	(35,712)	(57,937)	(35,968)	(79,818)

(6)
Losses on debt repurchases of $55.5 million for the three months ended September 30, 2018, related to the prepayment of a promissory note issued to Brookfield and the repurchases of $225.2 million of the existing $300.0 million senior unsecured bonds maturing in July 2019, and NOK 914 million of the existing NOK 1,000 million senior unsecured bonds maturing in January 2019. The losses on debt repurchases are comprised of an acceleration of non-cash accretion expense of $31.5 million resulting from the difference between the $200 million face value of the Brookfield Promissory Note and its accounting carrying value of $168.5 million and an associated early termination fee of $12 million paid to Brookfield, as well as 2.0% - 2.5% premiums on the repurchase of the bonds and the write-off of capitalized loan costs.  The accounting carrying value of the $200 million Brookfield Promissory Note was lower than face value due to it being recorded at its relative fair value based on the allocation of total net proceeds invested by Brookfield on September 25, 2017.

Losses on debt repurchases of $3.1 million for the three months ended December 31, 2017, related to the repurchase of the NOK 508 million of the remaining NOK 1,220 million senior unsecured bonds maturing in late 2018.

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Teekay Offshore Partners L.P.
Consolidated Balance Sheets

	As at	As at	As at
	December 31, 2018	September 30, 2018	December 31, 2017
(in thousands of U.S. Dollars)	(unaudited)	(unaudited)	(unaudited)
ASSETS
Current
Cash and cash equivalents	225,040	199,860	221,934
Restricted cash	8,540	9,901	28,360
Accounts receivable	141,903	154,962	162,691
Vessel held for sale	12,528	—	—
Prepaid expenses	32,199	32,624	30,336
Due from affiliates	58,885	55,736	37,376
Other current assets	11,879	14,203	29,249
Total current assets	490,974	467,286	509,946

Vessels and equipment
At cost, less accumulated depreciation	4,196,909	4,312,214	4,398,836
Advances on newbuilding contracts and conversion costs	83,713	63,826	288,658
Investment in equity accounted joint ventures	212,202	207,075	169,875
Deferred tax asset	9,168	12,046	28,110
Due from affiliates	949	987	—
Other assets	198,992	175,214	113,225
Goodwill	129,145	129,145	129,145
Total assets	5,322,052	5,367,793	5,637,795

LIABILITIES AND EQUITY
Current
Accounts payable	26,423	9,878	43,317
Accrued liabilities	129,896	147,444	187,687
Deferred revenues	55,750	54,734	69,668
Due to affiliates	183,795	67,315	108,483
Current portion of derivative instruments	23,290	21,391	42,515
Current portion of long-term debt	554,336	556,498	589,767
Other current liabilities	15,062	36,381	9,056
Total current liabilities	988,552	893,641	1,050,493

Long-term debt	2,543,406	2,633,343	2,533,961
Derivative instruments	94,354	68,375	167,469
Due to affiliates	—	125,000	163,037
Other long-term liabilities	236,616	238,572	249,336
Total liabilities	3,862,928	3,958,931	4,164,296

Redeemable non-controlling interest	—	—	(29)

Equity
Limited partners - common units	883,090	829,193	1,004,077
Limited partners - preferred units	384,274	384,274	266,925
General Partner	15,055	14,646	15,996
Warrants	132,225	132,225	132,225
Accumulated other comprehensive income (loss)	7,361	6,272	(523)
Non-controlling interests	37,119	42,252	54,828
Total equity	1,459,124	1,408,862	1,473,528
Total liabilities and total equity	5,322,052	5,367,793	5,637,795

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Teekay Offshore Partners L.P.
Consolidated Statements of Cash Flows

	Year Ended
	December 31, 2018	December 31, 2017
(in thousands of U.S. Dollars)	(unaudited)	(unaudited)
Cash, cash equivalents and restricted cash provided by (used for)
OPERATING ACTIVITIES
Net loss	(123,945)	(299,442)
Non-cash items:
Unrealized gain on derivative instruments	(53,419)	(59,702)
Equity income, net of dividends received of $6,200 (2017 - $11,600)	(33,258)	(2,842)
Depreciation and amortization	372,290	309,975
Write-down and (gain) on sale of vessels	223,355	318,078
Deferred income tax expense (recovery)	18,606	(1,870)
Amortization of in-process revenue contracts	(35,219)	(12,745)
Unrealized foreign currency exchange loss and other	16,871	37,511
Change in non-cash working capital items related to operating activities	(83,227)	33,506
Expenditures for dry docking	(21,411)	(17,269)
Net operating cash flow	280,643	305,200
FINANCING ACTIVITIES
Proceeds from long-term debt	734,698	1,205,477
Scheduled repayments of long-term debt and settlement of related swaps	(567,298)	(652,898)
Prepayments of long-term debt and settlement of related swaps	(457,426)	(702,115)
Debt issuance costs	(14,128)	(17,268)
Proceeds from credit facility due to affiliates	125,000	—
Proceeds from issuance of preferred units	120,000	—
Proceeds from issuance of common units and warrants	—	640,595
Repurchase of preferred units	—	(250,022)
Expenses relating to equity offerings	(3,997)	(12,155)
Cash distributions paid by the Partnership	(46,675)	(60,593)
Cash distributions paid by subsidiaries to non-controlling interests	(12,048)	(9,891)
Equity contribution from joint venture partners	—	6,000
Contribution from non-controlling interest to subsidiaries	1,500	—
Other	(964)	(4,183)
Net financing cash flow	(121,338)	142,947
INVESTING ACTIVITIES
Net payments for vessels and equipment, including advances on newbuilding contracts and conversion costs	(233,736)	(533,260)
Proceeds from sale of vessels and equipment	30,049	13,100
Investment in equity accounted joint ventures	(3,000)	(25,824)
Direct financing lease payments received	5,414	5,844
Acquisition of companies from Teekay Corporation (net of cash acquired of $26.6 million)	25,254	—
Net investing cash flow	(176,019)	(540,140)
Decrease in cash, cash equivalents and restricted cash	(16,714)	(91,993)
Cash, cash equivalents and restricted cash, beginning of the year	250,294	342,287
Cash, cash equivalents and restricted cash, end of the year	233,580	250,294

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Teekay Offshore Partners L.P.
Appendix A - Reconciliation of Non-GAAP Financial Measures
Adjusted EBITDA

	Three Months Ended		Year Ended
	December 31,		December 31,
	2018	2017	2018	2017
(in thousands of U.S. Dollars)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net income (loss)	67,842	16,037	(123,945)	(299,442)
Depreciation and amortization	91,023	85,658	372,290	309,975
Interest expense, net of interest income	52,209	42,120	195,797	152,183
Income tax expense (recovery)	3,882	(4,187)	22,657	(98)
EBITDA	214,956	139,628	466,799	162,618
Add (subtract) specific income statement items affecting EBITDA:
Write-down and (gain) on sale of vessels	16,414	(148)	223,355	318,078
Realized and unrealized loss (gain) on derivative instruments	40,465	(4,708)	(12,808)	42,853
Equity income	(5,237)	(2,126)	(39,458)	(14,442)
Foreign currency exchange loss	3,344	693	9,413	14,006
Losses on debt repurchases	—	3,102	55,479	3,102
Other expense (income) - net	40	95	4,602	(14,167)
Realized (loss) gain on foreign currency forward contracts	(1,470)	260	(1,228)	900
Total adjustments	53,556	(2,832)	239,355	350,330
Consolidated Adjusted EBITDA	268,512	136,796	706,154	512,948
Add: Adjusted EBITDA from equity-accounted vessels (See Appendix D)	25,270	10,624	92,637	33,360
Less: Adjusted EBITDA attributable to non-controlling interests (1)	(4,234)	(4,769)	(16,270)	(23,914)
Adjusted EBITDA	289,548	142,651	782,521	522,394

(1)	Adjusted EBITDA attributable to non-controlling interests is summarized in the table below.

	Three Months Ended		Year Ended
	December 31,		December 31,
	2018	2017	2018	2017
(in thousands of U.S. Dollars)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net income attributable to non-controlling interests	1,476	638	(7,161)	3,764
Depreciation and amortization	2,809	3,690	14,617	13,324
Interest expense, net of interest income	439	487	2,064	1,549
EBITDA attributable to non-controlling interests	4,724	4,815	9,520	18,637
Add (subtract) specific income statement items affecting EBITDA:
(Gain) on sale and write-down of vessels	(500)	—	6,711	5,400
Foreign exchange loss (gain)	10	(46)	39	(123)
Total adjustments	(490)	(46)	6,750	5,277
Adjusted EBITDA attributable to non-controlling interests	4,234	4,769	16,270	23,914

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Teekay Offshore Partners L.P.
Appendix B - Reconciliation of Non-GAAP Financial Measures
Adjusted Net Income

	Three Months Ended		Year Ended
	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017
(in thousands of U.S. Dollars, except per unit data)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net income (loss) – GAAP basis	67,842	16,037	(123,945)	(299,442)
Adjustments:
Net income (loss) attributable to non-controlling interests	1,476	638	(7,161)	3,764
Net income (loss) attributable to the partners and preferred unitholders	66,366	15,399	(116,784)	(303,206)
Add (subtract) specific items affecting net income (loss):
Write-down and (gain) on sale of vessels	16,414	(148)	223,355	318,078
Unrealized loss (gain) on derivative instruments (1)	34,719	(12,808)	(52,047)	(34,543)
Realized loss on interest rate swap amendments	—	—	16,250	37,950
Foreign currency exchange loss (gain) (2)	3,201	(757)	6,532	3,222
Losses on debt repurchases	—	3,102	55,479	3,102
Other expense (income) - net	40	95	4,602	(14,167)
Other adjustments (3)	—	9,642	2,164	27,710
Deferred income tax expense (recovery) relating to Norwegian tax structure	2,719	(4,724)	18,822	(2,669)
Adjustments related to equity-accounted vessels (4)	6,514	1,482	(2,036)	889
Adjustments related to non-controlling interests (5)	490	46	(6,750)	(5,277)
Total adjustments	64,097	(4,070)	266,371	334,295
Adjusted net income attributable to the partners and preferred unitholders	130,463	11,329	149,587	31,089
Preferred unitholders' interest in adjusted net income	8,038	5,376	31,485	42,065
General Partner's interest in adjusted net income	931	45	898	(197)
Limited partners' interest in adjusted net income	121,494	5,908	117,204	(10,779)
Limited partners' interest in adjusted net income per common unit, basic	0.30	0.01	0.29	0.04
Weighted-average number of common units outstanding, basic	410,314,977	410,045,210	410,261,239	220,755,937

(1)
Reflects the net unrealized loss (gain) due to changes in the mark-to-market value of interest rate swaps and foreign currency forward contracts that are not designated as hedges for accounting purposes and hedge ineffectiveness from derivative instruments designated as hedges for accounting purposes.

(2)
Foreign currency exchange loss (gain) primarily relates to the Partnership's revaluation of all foreign currency-denominated assets and liabilities based on the prevailing exchange rate at the end of each reporting period and unrealized gain or loss related to the Partnership's cross-currency swaps related to the Partnership's NOK bonds, and excludes the realized gain or loss relating to the Partnership's cross-currency swaps and NOK bonds.

(3)
Other adjustments primarily reflects voyage expenses, vessel operating expense, depreciation and amortization expense, general and administrative expenses relating to the Beothuk Spirit and Norse Spirit shuttle tankers prior to the commencement of the East Coast of Canada charter contracts and the Petrojarl I FPSO unit while undergoing upgrades and realized losses on interest rate swaps relating to the Pioneiro de Libra FPSO conversion and the ALP towage newbuildings for the three months and year ended December 31, 2017. Other adjustments also include non-recurring general and administrative expenses relating to an investment by Brookfield and an increase in the Piranema Spirit FPSO rate reduction contingency for the year ended December 31, 2017.

(4)
Reflects the Partnership's proportionate share of specific items affecting the net income of the Cidade de Itajai FPSO unit and Pioneiro de Libra FPSO unit equity-accounted joint ventures, including unrealized gain or loss on derivative instruments and foreign exchange gain or loss.

(5)
Items affecting net income (loss) include amounts attributable to the Partnership’s consolidated non-wholly-owned subsidiaries. Each item affecting net income (loss) is analyzed to determine whether any of the amounts originated from a consolidated non-wholly-owned subsidiary. Each amount that originates from a consolidated non-wholly-owned subsidiary is multiplied by the non-controlling interests’ percentage share in this subsidiary to arrive at the non-controlling interests’ share of the amount. The adjustments relate to (gain) on sale and write-down of vessels and foreign currency exchange loss (gain) within the Partnership's consolidated non-wholly-owned subsidiaries.

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Teekay Offshore Partners L.P.
Appendix C - Adjusted EBITDA by Segment

	Three Months Ended December 31, 2018
(in thousands of U.S. Dollars)	(unaudited)
	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	Conventional Tanker Segment	Corporate / Eliminations	Total
Revenues	143,651	206,212(2)	36,734	36,536(2)	15,252	6,828	—	445,213
Voyage expenses	—	(27,325)	(216)	(4)	(8,447)	(3,410)	—	(39,402)
Vessel operating expenses	(52,242)	(37,794)	(10,372)	(702)	(7,482)	—	—	(108,592)
Time-charter hire expenses	—	(9,073)	—	—	—	(4,208)	—	(13,281)
Depreciation and amortization	(36,775)	(37,027)	(10,422)	(1,652)	(5,147)	—	—	(91,023)
General and administrative	(8,515)	(3,876)	(510)	(819)	(525)	(90)	—	(14,335)
Write-down and gain on sale of vessels	—	(16,414)	—	—	—	—	—	(16,414)
Restructuring recovery	379	—	—	—	—	—	—	379
Income (loss) from vessel operations	46,498	74,703	15,214	33,359	(6,349)	(880)	—	162,545
Depreciation and amortization	36,775	37,027	10,422	1,652	5,147	—	—	91,023
Write-down and gain on sale of vessels	—	16,414	—	—	—	—	—	16,414
Realized loss on foreign currency forward contracts	—	—	—	—	—	—	(1,470)	(1,470)
Total adjustments	36,775	53,441	10,422	1,652	5,147	—	(1,470)	105,967
Consolidated Adjusted EBITDA	83,273	128,144	25,636	35,011	(1,202)	(880)	(1,470)	268,512
Add: Adjusted EBITDA from equity-accounted vessels (See Appendix D)	25,270	—	—	—	—	—	—	25,270
Less: Adjusted EBITDA attributable to non-controlling interests	—	(4,106)	(128)	—	—	—	—	(4,234)
Adjusted EBITDA	108,543	124,038	25,508	35,011	(1,202)	(880)	(1,470)	289,548

	Year Ended December 31, 2018
(in thousands of U.S. Dollars)	(unaudited)
	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	Conventional Tanker Segment	Corporate / Eliminations(1)	Total
Revenues	533,186	636,413(2)	136,557	36,536(2)	53,327	21,325	(920)	1,416,424
Voyage expenses	—	(109,796)	(769)	(47)	(28,925)	(12,453)	182	(151,808)
Vessel operating expenses	(214,623)	(149,226)	(42,913)	(3,679)	(27,346)	—	116	(437,671)
Time-charter hire expenses	—	(36,421)	—	—	—	(16,195)	—	(52,616)
Depreciation and amortization	(145,451)	(155,932)	(44,077)	(6,611)	(20,323)	—	104	(372,290)
General and administrative	(34,052)	(21,763)	(2,174)	(3,547)	(3,531)	(360)	—	(65,427)
Write-down and loss on sale of vessels	(180,200)	(43,155)	—	—	—	—	—	(223,355)
Restructuring charge	(1,520)	—	—	—	—	—	—	(1,520)
(Loss) income from vessel operations	(42,660)	120,120	46,624	22,652	(26,798)	(7,683)	(518)	111,737
Depreciation and amortization	145,451	155,932	44,077	6,611	20,323	—	(104)	372,290
Write-down and loss on sale of vessels	180,200	43,155	—	—	—	—	—	223,355
Realized loss on foreign currency forward contracts	—	—	—	—	—	—	(1,228)	(1,228)
Eliminations upon consolidation	—	—	—	—	(622)		622	—
Total adjustments	325,651	199,087	44,077	6,611	19,701	—	(710)	594,417
Consolidated Adjusted EBITDA	282,991	319,207	90,701	29,263	(7,097)	(7,683)	(1,228)	706,154
Add: Adjusted EBITDA from equity-accounted vessels (See Appendix D)	92,637	—	—	—	—	—	—	92,637
Less: Adjusted EBITDA attributable to non-controlling interests	—	(15,593)	(677)	—	—	—	—	(16,270)
Adjusted EBITDA	375,628	303,614	90,024	29,263	(7,097)	(7,683)	(1,228)	782,521

(1)	Includes revenues and expenses earned and incurred between segments of Teekay Offshore during the year ended December 31, 2018.

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(2)
Includes $55.0 million and $36.5 million of revenue recognized in the Shuttle Tanker and UMS segments, respectively, related to the October 2018 settlement with Petrobras, in relation to the previously-terminated charter contracts of the HiLoad DP unit and Arendal Spirit UMS.

	Three Months Ended December 31, 2017
(in thousands of U.S. Dollars)	(unaudited)
	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	Conventional Tanker Segment	Corporate / Eliminations (1)	Total

Revenues	118,675	132,106	34,409	321	12,212	3,540	(5,535)	295,728
Voyage expenses	—	(22,348)	(159)	(1,152)	(5,617)	(248)	519	(29,005)
Vessel operating expenses	(38,165)	(42,671)	(10,337)	(5,329)	(6,145)	—	4,547	(98,100)
Time-charter hire expenses	—	(14,399)	—	—	—	(3,976)	—	(18,375)
Depreciation and amortization	(34,064)	(33,935)	(11,678)	(1,659)	(4,522)	—	200	(85,658)
General and administrative	(7,142)	(4,717)	(508)	(884)	(1,042)	(90)	—	(14,383)
(Loss) gain on sale of vessels	—	(244)	392	—	—	—	—	148
Restructuring (charge) recovery	—	(210)	—	881	—	—	—	671
Income (loss) from vessel operations	39,304	13,582	12,119	(7,822)	(5,114)	(774)	(269)	51,026
Depreciation and amortization	34,064	33,935	11,678	1,659	4,522	—	(200)	85,658
Loss (gain) on sale of vessels	—	244	(392)	—	—	—	—	(148)
Realized gain on foreign currency forward contracts	—	—	—	—	—	—	260	260
Eliminations upon consolidation	—	—	—	—	(469)	—	469	—
Total adjustments	34,064	34,179	11,286	1,659	4,053	—	529	85,770
Consolidated Adjusted EBITDA	73,368	47,761	23,405	(6,163)	(1,061)	(774)	260	136,796
Add: Adjusted EBITDA from equity-accounted vessels (See Appendix D)	10,624	—	—	—	—	—	—	10,624
Less: Adjusted EBITDA attributable to non-controlling interests	—	(4,551)	(218)	—	—	—	—	(4,769)
Adjusted EBITDA	83,992	43,210	23,187	(6,163)	(1,061)	(774)	260	142,651

	Year Ended December 31, 2017
(in thousands of U.S. Dollars)	(unaudited)
	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	Conventional Tanker Segment	Corporate / Eliminations (1)	Total

Revenues	458,388	536,852	66,901	4,236	38,771	14,022	(8,886)	1,110,284
Voyage expenses	—	(80,964)	(1,172)	(1,152)	(17,727)	(359)	1,930	(99,444)
Vessel operating expenses	(149,153)	(129,517)	(25,241)	(33,656)	(21,074)	10	5,067	(353,564)
Time-charter hire expenses	—	(62,899)	—	—	(925)	(16,491)	—	(80,315)
Depreciation and amortization	(143,559)	(125,648)	(19,406)	(6,566)	(15,578)	—	782	(309,975)
General and administrative	(33,046)	(17,425)	(1,864)	(5,068)	(4,486)	(360)	—	(62,249)
Write-down and loss on sale of vessels	(265,229)	(51,741)	(1,108)	—	—	—	—	(318,078)
Restructuring charge	(450)	(210)	—	(2,004)	—	—	—	(2,664)
(Loss) income from vessel operations	(133,049)	68,448	18,110	(44,210)	(21,019)	(3,178)	(1,107)	(116,005)
Depreciation and amortization	143,559	125,648	19,406	6,566	15,578	—	(782)	309,975
Write-down and loss on sale of vessels	265,229	51,741	1,108	—	—	—	—	318,078
Realized gain on foreign currency forward contracts	—	—	—	—	—	—	900	900
Eliminations upon consolidation	—	—	—	—	(1,889)	—	1,889	—
Total adjustments	408,788	177,389	20,514	6,566	13,689	—	2,007	628,953
Consolidated Adjusted EBITDA	275,739	245,837	38,624	(37,644)	(7,330)	(3,178)	900	512,948
Add: Adjusted EBITDA from equity-accounted vessels (See Appendix D)	33,360	—	—	—	—	—	—	33,360
Less: Adjusted EBITDA attributable to non-controlling interests	—	(23,035)	(879)	—	—	—	—	(23,914)
Adjusted EBITDA	309,099	222,802	37,745	(37,644)	(7,330)	(3,178)	900	522,394

(1)	Includes revenues and expenses earned and incurred between segments of Teekay Offshore during the three months and year ended December 31, 2017.

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Teekay Offshore Partners L.P.
Appendix D - Reconciliation of Non-GAAP Financial Measures
Adjusted EBITDA From Equity-Accounted Vessels

	Three Months Ended		Three Months Ended
	December 31, 2018		December 31, 2017
(in thousands of U.S. Dollars)	(unaudited)		(unaudited)
	At 100%	Partnership's 50%	At 100%	Partnership's 50%
Revenues	77,566	38,783	29,482	14,741
Vessel and other operating expenses	(27,026)	(13,513)	(8,234)	(4,117)
Depreciation and amortization	(15,905)	(7,952)	(8,226)	(4,113)
Income from vessel operations of equity-accounted vessels	34,635	17,318	13,022	6,511
Net interest expense (1)	(11,441)	(5,721)	(8,538)	(4,269)
Realized and unrealized (loss) gain on derivative instruments (2)	(13,325)	(6,663)	764	382
Foreign currency exchange gain (loss)	314	157	(1,100)	(550)
Total other items	(24,452)	(12,227)	(8,874)	(4,437)
Net income / equity income of equity-accounted vessels before income tax expense	10,183	5,091	4,148	2,074
Income tax recovery	291	146	103	52
Net income / equity income of equity-accounted vessels	10,474	5,237	4,251	2,126
Depreciation and amortization	15,905	7,952	8,226	4,113
Net interest expense (1)	11,441	5,721	8,538	4,269
Income tax recovery	(291)	(146)	(103)	(52)
EBITDA	37,529	18,764	20,912	10,456
Add (subtract) specific items affecting EBITDA:
Realized and unrealized loss (gain) on derivative instruments (2)	13,325	6,663	(764)	(382)
Foreign currency exchange (gain) loss	(314)	(157)	1,100	550
Adjusted EBITDA from equity-accounted vessels	50,540	25,270	21,248	10,624

(1)
Net interest expense for the three months ended December 31, 2017 includes an unrealized loss of $3.1 million ($1.5 million at the Partnership's 50% share) related to interest rate swaps designated and qualifying as cash flow hedges for the Pioneiro de Libra FPSO unit.

(2)
Realized and unrealized (loss) gain on derivative instruments includes an unrealized loss of $13.3 million ($6.7 million at the Partnership’s 50% share) for the three months ended December 31, 2018 related to interest rate swaps for the Cidade de Itajai and Pioneiro de Libra FPSO units and an unrealized gain of $1.2 million ($0.6 million at the Partnership’s 50% share) for the three months ended December 31, 2017 related to interest rate swaps for the Cidade de Itajai FPSO unit.

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	Year Ended		Year Ended
	December 31, 2018		December 31, 2017
(in thousands of U.S. Dollars)	(unaudited)		(unaudited)
	At 100%	Partnership's 50%	At 100%	Partnership's 50%
Revenues	262,205	131,103	90,662	45,331
Vessel and other operating expenses	(76,931)	(38,466)	(23,942)	(11,971)
Depreciation and amortization	(61,893)	(30,947)	(21,439)	(10,719)
Income from vessel operations of equity-accounted vessels	123,381	61,690	45,281	22,641
Net interest expense (1)	(37,166)	(18,585)	(14,874)	(7,437)
Realized and unrealized loss on derivative instruments (2)	(7,047)	(3,523)	(139)	(70)
Foreign currency exchange gain (loss)	636	318	(1,178)	(589)
Total other items	(43,577)	(21,790)	(16,191)	(8,096)
Net income / equity income of equity-accounted vessels before income tax expense	79,804	39,900	29,090	14,545
Income tax expense	(883)	(442)	(206)	(103)
Net income / equity income of equity-accounted vessels	78,921	39,458	28,884	14,442
Depreciation and amortization	61,893	30,947	21,439	10,719
Net interest expense (1)	37,166	18,585	14,874	7,437
Income tax expense	883	442	206	103
EBITDA	178,863	89,432	65,403	32,701
Add (subtract) specific items affecting EBITDA:
Realized and unrealized loss on derivative instruments (2)	7,047	3,523	139	70
Foreign currency exchange (gain) loss	(636)	(318)	1,178	589
Adjusted EBITDA from equity-accounted vessels	185,274	92,637	66,720	33,360

(1)
Net interest expense for the years ended December 31, 2018 and 2017 includes an unrealized gain of $9.7 million ($4.9 million at the Partnership's 50% share) and an unrealized loss of $2.6 million ($1.3 million at the Partnership's 50% share), respectively, related to interest rate swaps designated and qualifying as cash flow hedges for the Pioneiro de Libra FPSO unit.

(2)
Realized and unrealized loss on derivative instruments includes an unrealized loss of $6.3 million ($3.1 million at the Partnership's 50% share) for the year ended December 31, 2018 related to interest rate swaps for the Cidade de Itajai and Pioneiro de Libra FPSO units and an unrealized gain of $2.0 million ($1.0 million at the Partnership’s 50% share) for the year ended December 31, 2017 related to interest rate swaps for the Cidade de Itajai FPSO unit.

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Teekay Offshore Partners L.P.
Appendix E - Reconciliation of Non-GAAP Financial Measures

Reconciliation of total CFVO to Adjusted EBITDA is summarized in the table below:

	Three Months Ended				Year Ended
	March 31,	June 30,	September 30,	December 31,	December 31,	December 31,
	2018	2018	2018	2018	2018	2017
(in thousands of U.S. Dollars)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Total CFVO, as previously reported (1)	161,538	162,242	167,323	271,672	762,775	544,972
Adjustments no longer made:
Amortization of non-cash portion of revenue contracts (2)	4,374	4,205	9,058	22,578	40,215	16,032
Termination of Arendal Spirit UMS charter contract (3)	—	—	—	—	—	(8,888)
Other adjustments	(1,066)	(1,305)	(1,360)	(468)	(4,199)	(5,808)
New adjustment:
Adjusted EBITDA attributable to non-controlling interests	(4,399)	(4,944)	(2,693)	(4,234)	(16,270)	(23,914)
Adjusted EBITDA	160,447	160,198	172,328	289,548	782,521	522,394

(1)
Please refer to the Appendices to the applicable previous releases announcing the respective quarterly and annual results for the definition of this term and reconciliations of this non-GAAP financial measure to the most directly comparable financial measure under GAAP.

(2)	Reflects the amortization of non-cash deferred revenue on the Piranema Spirit and Knarr FPSO units.

(3)	Reflects the write-off of deferred revenues and operating expenses as a result of the termination of the Arendal Spirit UMS charter contract in late-April 2017.

Reconciliation of Adjusted Net Income as previously defined and reported to Adjusted Net Income as now defined is summarized in the table below:

	Three Months Ended				Year Ended
	March 31,	June 30,	September 30,	December 31,	December 31,	December 31,
	2018	2018	2018	2018	2018	2017
(in thousands of U.S. Dollars)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Adjusted net income (loss) attributable to the partners and preferred unitholders, as previously defined and reported (1)	13,701	(732)	7,053	130,463	150,485	39,977
Adjustments no longer made:
Amortization of non-cash portion of revenue contracts (2)	—	—	4,507	—	4,507	—
Termination of Arendal Spirit UMS charter contract (3)	—	—	—	—	—	(8,888)
Depreciation policy change (4)	(5,405)	—	—	—	(5,405)	—
Adjusted net income (loss) attributable to partners and preferred unitholders, as re-defined	8,296	(732)	11,560	130,463	149,587	31,089

(1)
Please refer to the Appendices to the applicable previous releases announcing the respective quarterly and annual results for the definition of this term and reconciliations of this non-GAAP financial measure to the most directly comparable financial measure under GAAP.

(2)	Reflects the accelerated portion of amortization of non-cash deferred revenue on the Piranema Spirit FPSO unit.

(3)	Reflects the write-off of deferred revenues and operating expenses as a result of the termination of the Arendal Spirit UMS charter contract in late-April 2017.

(4)
Relates to an increase in depreciation expense as a result of the change in the useful life and residual value estimates of certain of the Partnership's shuttle tankers effective in the first quarter of 2018.

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Forward Looking Statements

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including, among others: the timing and amount of future settlement payments from Petrobras, including the impact on revenue and of any Offset Amounts; the timing and certainty of the effectiveness of the agreement with Alpha to develop the Cheviot field, including satisfaction by Alpha of the financing and other conditions precedent to its effectiveness, which conditions remain out of our control; the timing and certainty of first oil on the Cheviot field; the expected funding from Alpha for the life extension and upgrade costs relating to the Petrojarl Varg FPSO; the contract extension for the Piranema Spirit FPSO and the related impact on EBITDA; and the timing of shuttle tanker newbuildings and the commencement of related contracts. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: changes in exploration, production and storage of offshore oil and gas, either generally or in particular regions that would impact expected future growth, particularly in or related to North Sea, Brazil and East Coast of Canada offshore fields; significant changes in oil prices; variations in expected levels of field maintenance; increased operating expenses; potential early termination of contracts; shipyard delivery delays and cost overruns; delays in the commencement of charter contracts; the inability of charterers to make future charter payments; the inability of the Partnership to renew or replace long-term contracts on existing vessels; the ability to fund the Partnership’s remaining capital commitments and debt maturities; the Partnership’s ability to collect the amounts due under the settlement agreement with Petrobras; the ability of Alpha to satisfy all of the conditions precedent relating to the contract with Alpha, including obtaining required funding for the project and the timing of any such satisfaction; less than expected revenue generated by, or higher than expected expenses and costs incurred relating to, the Piranema Spirit FPSO; and other factors discussed in Teekay Offshore’s filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2017. The Partnership expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

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